Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarters Ended
	September 28,	September 29,
	2007	2006
	(In millions, except ratios)
Earnings:
Net income	$100.2	$83.9
Plus: Income taxes	52.8	26.7
Fixed charges	17.9	12.4
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$170.9	$123.0

Fixed Charges:
Interest expense	$15.1	$9.8
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	2.8	2.6

	$17.9	$12.4

Ratio of Earnings to Fixed Charges	9.55	9.92